09057501

AB 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response.....12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65807 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allston Trading LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 S. LaSalle Street, Suite 1208
(No. and Street)

| Chicago | IL | 60605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Mish (312) 663-7382
(Area Code-Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

| 141 W. Jackson Blvd., Suite 2900 | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

# OATH OR AFFIRMATION

I, Larry Mish, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Allston Trading LLC**, as of December 31, 2008 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Lawrence E. Mish

Signature

Chief Financial Officer

Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Janet M. Herr

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

# CONTENTS

# SCHULTZ & CHEZ, L.L.P.

*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635


## INDEPENDENT AUDITOR'S REPORT

To the Member of
ALLSTON TRADING LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of ALLSTON TRADING LLC, as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of ALLSTON TRADING LLC, as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 3, 2009

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

**STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2008

**ASSETS**

| | | |
|---|---|---|
| Cash in bank | $ | 14,722,668 |
| Receivables from broker/dealers | | 26,223,430 |
| Receivables from exchanges and electronic communication networks | | 238,070 |
| Receivables from affiliates | | 682,763 |
| Equities owned, at market value | | 36,213,937 |
| Exchange memberships, at cost (market value $2,939,771) | | 839,400 |
| Other assets | | 3,914,139 |
| TOTAL ASSETS | $ | 82,834,407 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES | | |
| Bank loan payable | $ | 1,000,000 |
| Payables to broker/dealers | | 29,563,334 |
| Equities sold, not yet purchased, at market value | | 6,341,424 |
| Accounts payable and accrued expenses | | 8,308,306 |
| Total liabilities, exclusive of liabilities subordinated to claims of general creditors | | 45,213,064 |
| Liabilities subordinated to claims of general creditors | | - |
| Total Liabilities | | 45,213,064 |
| MEMBER'S EQUITY | | 37,621,343 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 82,834,407 |

See accompanying notes.

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2008

## (1) *NATURE OF BUSINESS*

ALLSTON TRADING LLC (the Company) is a proprietary trading firm which develops and utilizes fully-automated algorithmic trading applications involving equities, equity derivatives, cash treasuries and spot currencies. The company is a registered broker/dealer with the Securities and Exchange Commission (SEC). The Company maintains various memberships on U.S. and international exchanges. The Company is a wholly-owned subsidiary of Allston Holdings LLC.

## (2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

*Use of Estimates*
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Firm Trading/Futures and Securities Transactions*
Futures and securities transactions are recorded on the trade date. Unrealized gains and losses on open futures contracts and securities positions are reflected in Firm Trading Revenue in the Statement of Income. Also included in Firm Trading Revenue are volume-based incentive fees earned from electronic-communications networks.

*Fair Value of Financial Instruments*
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

*Comprehensive Income*
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

## (3) *INCOME TAXES*

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, all income tax items flow directly to its Member.

## (4) *BANK LOAN PAYABLE*

The Company has borrowed funds pursuant to a loan agreement with a bank which facilitates carrying futures positions and trading activities in an account held by a specified FCM. The borrowing is due on demand and bears interest at a daily broker rate determined by the lender. The company is required to maintain collateral equal to the aggregate initial margin requirements of all futures positions plus $4,150,000. The amount of borrowings is limited to $10,000,000. At December 31, 2008, the outstanding loan under this agreement was $1,000,000.

In addition, the Company has a line of credit, under a revolving debt subordination agreement, with a lending institution in the amount of $10,000,000 at an interest rate of 2% over prime. This agreement expires on June 30, 2009. During the year, interest expense incurred related to subordinated borrowings debt totaled $77,671. The line of credit was unused at December 31, 2008.

## (5) *DERIVATIVE FINANCIAL INSTRUMENTS*

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

### Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

### Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

## (5) *DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)*

**Concentration of Credit Risk**

The Company utilizes several clearing brokers to clear its trades. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of its clearing brokers.

**Guarantees**

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts may include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2008 are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

## (6) *NET CAPITAL REQUIREMENTS*

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company computes its net capital requirement under the alternative net capital method and is required to maintain net capital equal to the greater of 2% of its aggregate deficit balances arising from customers transactions, as defined, or $250,000. At December 31, 2008, the Company had net capital of approximately $23,600,000, which was approximately $26,350,000 in excess of its required net capital.

## (7) *COMMITMENTS*

The Company leases office space under an operating lease that expires on April 30, 2015. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2008, the minimum annual rental commitments under the lease, exclusive of adjustments for operating expenses and taxes, are as follows:

| | Amount |
|---|---|
| **Year ending December 31** | |
| 2009 | $ 559,306 |
| 2010 | 576,021 |
| 2011 | 593,345 |
| 2012 | 611,172 |
| 2013 | 629,485 |
| Thereafter | 425,842 |
| | $ 3,395,171 |

Rent expense (including adjustments for rebates, operating expenses, and real estate taxes) for the year ended December 31, 2008, was $970,494.

## (8) *EMPLOYEE BENEFIT PLANS*

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement. During the year, the Company's expense under the Plan was $216,881.

In addition, the Company has an employee incentive compensation plan covering a selected group of key personnel. This plan is an unfunded deferred compensation arrangement and provides vesting over three years. The total deferred compensation payable at December 31, 2008 was $3,139,226.

## (9) *SUBSEQUENT EVENTS*

During the period from January 1, 2009 through February 3, 2009, its member made capital withdrawals totaling $9,675,533.

Allston Trading LLC

# STATEMENT OF FINANCIAL CONDITION

December 31, 2008